UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Chair Succession Planning Update dated 05 March 2026

5 March 2026

Chair Succession Planning Update

Rentokil Initial plc (LSE: RTO, NYSE: RTO) ("the Company") today announces that Richard Solomons, Chair of the Board, has informed the Board of his intention to retire, once a successor has been appointed.

The search for a new Chair is underway and, in accordance with the UK Corporate Governance Code, is being led by the Senior Independent Director, John Pettigrew, supported by the Nomination Committee. The Board is committed to ensuring a smooth transition, and Richard will continue to lead the Board until his successor has been appointed and assumed Chair responsibilities.

The Board thanks Richard for his strong leadership and significant contributions to the Company and looks forward to continuing to work with him until his successor is in place. Richard has served as the Chair of Rentokil Initial plc since 2019.

The Company will make a further announcement once the appointment of a new Chair has been finalised.

ENDS

For further information, please contact:

Investors / Analysts: Heather Wood, Rentokil Initial plc, +44 7808 098793

Media: Malcolm Padley, Rentokil Initial plc, +44 7788 978199

About Rentokil Initial plc:

Rentokil Initial plc is a global leader in Pest Control and Hygiene & Wellbeing services. It employs c.63,400 people in 90 countries.

www.rentokil-initial.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 05 March 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary